BP3/

05037666

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51124

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GROWTH PARTNERS, INC., DBA THE GROWTH GROUP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22187 CARISSA
(No. and Street)

WOODLAND HILLS, CA 91367
(City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2005 WASH. D.C. 186

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY R. KNAKAL 818-713-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BONFIGLIO + ASSOCIATES, LLC (TOM BONFIGLIO)
(Name – *if individual, state last, first, middle name*)

900 SOUTH AVENUE (#101), STATEN ISLAND, NY, 10314
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEFFREY R. KNAICAL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GROWTH PARTNERS INC., DBA, THE GROWTH GROUP, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

PRESIDENT

Title

SEE ATTACHED JURAT

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ ~~(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.~~
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ ~~(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.~~
- ☐ ~~(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.~~
- ☒ (l) An Oath or Affirmation.
- ☐ ~~(m) A copy of the SIPC Supplemental Report.~~
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of California

County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on

this 18TH day of FEBRUARY, 20 05,

by JEFFREY R. KNAKAL -

personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

DENISE A. ALLEN
COMM. #1396117
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Jan. 26, 2007

(seal) Signature Denise A Allen

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

FINANCIAL STATEMENT

DECEMBER 31, 2004

BONFIGLIO & ASSOCIATES, LLC
CERTIFIED PUBLIC ACCOUNTANTS
900 SOUTH AVENUE, SUITE 101
STATEN ISLAND, NEW YORK 10314
(718) 370-9779
TELEFAX (718) 370-2910
www.bonfiglioassociates.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
The Growth Group
Los Angeles, CA

We have audited the accompanying balance sheet of The Growth Group as of December 31, 2004 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of The Growth Group as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principals.

Thomas J. Bonfiglio
Staten Island, New York
February 10, 2005

GROWTH PARTNERS, INC dba THE GROWTH GROUP

BALANCE SHEET

DECEMBER 31, 2004

Current Assets	
Cash	$ 69,363
Total Current Assets	69,363
TOTAL ASSETS	**69,363**
Current Liabilities	0
TOTAL LIABILITIES	0
Equity	
Paid in Capital	412,023
Retained Earnings	202,859
Draw	(545,519)
TOTAL EQUITY	69,363
TOTAL LIABILITIES & EQUITY	**$ 69,363**

See Auditor's Report

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2004

Income	
Sales	$ 175,089
Total Income	175,089
Gross Profit	175,089
General & Administrative Expenses	
(See Schedule A)	(72,338)
Net Income (Loss)	$ 102,751

SCHEDULE A

G&A Expenses

Consulting	$ 120
Credit Card Fees	273
Postage	1,594
Entertainment	4,593
Other Transportation Expenses	9,043
Information & Research	1,115
License & Fees	1,415
Employee Benefits	7,026
Professionals Fees	5,244
Rent	26,245
Taxes Paid	2,088
Telephone	2,725
Travel	3,171
Printing	2,887
Supplies & Maintenance	3,154
Donations	100
Utilities	1,545
Total G & A	**$72,338**

See Auditor's Report

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

Cash Flow From Operating Activities		
	Net Income	102,751
Cash Flow From Financing Activities		
	Distribution Paid	(58,050)
	Increase in Capital	9,000
	Total Cash Flow-Financing Activity	49,050
Net Increase in Cash		**53,701**
Cash: Beginning of Period		**15,662**
Cash: End of Period		**$ 69,363**

See Auditor's Report

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

	December 31, 2003	Changes	December 31, 2004
Paid in Capital	$403,023	$ 9,000	$412,023
Retained Earnings	100,108	102,751	202,859
Drawings	(487,469)	(58,050)	(545,519)
Total Equity	15,662	53,701	69,363

See Auditor's Report

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2004

1) Total Ownership Equity	69,363
2) Deduct: Ownership Equity Not Allowable	0
3) Total Ownership Equity for Net Capital	**69,363**
4) Additions: (Subordinated liabilities, other deductions, etc.)	0
5) Total Capital	**69,363**
6) Deduction and/or Charges	0
7) Other Additional and Credits	0
8) Net Capital (before haircuts)	**69,363**
9) Haircuts	0
10) Net Capital	**69,363**
11) Minimum Net Capital Required (Aggregate Indebtedness)	0
12) Minimum Net Capital Requirement	5,000
13) Net Capital Requirement (greater of line 11 or 12)	5,000
14) Excess Net Capital (line 10 less 13)	64,363
15) Excess Net Capital at 1000% (line 10 less 10% of Agg. Ind.)	**69,363**

See Auditor's Report

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

STATEMENT REGARDING MATERIAL DIFFERENCES

"In accordance with Rule 17a-5(d)(4), NO material differences exist between the audited Computation of Net Capital and the broker-dealer's (Growth Partners, Inc.) corresponding un-audited part II and Part 11A. As such, no reconciliation is needed or required."

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO

GENERAL CREDITORS

"There were no changes in Subordinated Liabilities since no Subordinated Liabilities exist."

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

STATEMENT REGARDING MATERIAL INADEQUACIES

"Upon a comprehensive audit of Growth Partners, Inc., no material inadequacies were found to exist in these financial statements, information, accounting system or representations since the date of the last audit."

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

STATEMENT OF POSSESSION OF CONTROL

REQUIREMENTS UNDER RULE 15C3-3

"Growth Partners, Inc. dba The Growth Group, being purely a mergers & acquisitions firm otherwise known as an Introducing Firm, does not receive or hold customer accounts, funds, securities, or otherwise, and does not function as a custodian in any form, and as such, operates under the K2ii exemption, or equivalent exemptions related to the Possession or Control Requirement provisions under Rule 15c3-3.

Given the content of the above statement, the Possession and Control Requirements are not subject to the accounting firm's review and audit."